UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K
☑          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR
☐          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to

Commission File No. 1-7797

A. Full title of the plan and address of the plan, if different from that of the issuer named below:
PHH Corporation Employee Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
PHH Corporation
3000 Leadenhall Road
Mt. Laurel, New Jersey 08054

PHH CORPORATION EMPLOYEE SAVINGS PLAN
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the PHH Corporation Employee Benefits Committee and Participants of the PHH Corporation Employee Savings Plan:
We have audited the accompanying statement of net assets available for benefits of the PHH Corporation Employee Savings Plan (the “Plan”) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Philadelphia, Pennslyvania
December 18, 2006

PHH CORPORATION EMPLOYEE SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2005

ASSETS:
Cash and cash equivalents	$1,356,906

Investments:
Mutual funds	143,749,292
Common/collective trusts	29,722,218
PHH Corporation common stock	2,072,273
Cendant Corporation common stock	10,724,935
Loans to participants	6,731,568

Total investments	193,000,286

Receivables:
Participant contributions	499
Interest and dividends	6,133

Total receivables	6,632

NET ASSETS AVAILABLE FOR BENEFITS	$194,363,824

See Notes to Financial Statements.

PHH CORPORATION EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2005

ADDITIONS TO NET ASSETS:
Contributions:
Participant	$22,821,066
Employer	15,222,763
Rollovers	1,234,267

Total contributions	39,278,096

Net investment income:
Interest and dividends	7,300,287
Net appreciation in fair value of investments	3,018,393

Net investment income	10,318,680
Assets transferred in from the Cendant Corporation Employee Savings Plan and the First Fleet Corporation Employee Savings Plan	201,412,101

Total additions	251,008,877

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	11,778,846
Net assets transferred out to the PHH Home Loans, LLC Employee Savings Plan	44,849,302
Administrative expenses	16,905

Total deductions	56,645,053

NET INCREASE IN NET ASSETS	194,363,824
NET ASSETS AVAILABLE FOR BENEFITS:
AT INCEPTION	—

END OF YEAR	$194,363,824

See Notes to Financial Statements.

PHH CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. Description of the Plan
The following description of the PHH Corporation Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan Document, which are available from PHH Corporation (the “Company,” “PHH” or the “Plan Sponsor”) (NYSE: PHH), for a more complete description of the Plan’s provisions.
The Plan is a defined contribution plan that provides Internal Revenue Code (“IRC”) Section 401(k) employee salary deferral benefits and additional employer contributions for the Company’s eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is administered by the Company’s Employee Benefits Committee (the “Plan Administrator”). Merrill Lynch Trust Company FSB (the “Trustee”) is the Plan’s trustee.
As of January 1, 2005, PHH was a wholly owned subsidiary of Cendant Corporation. During 2006, Cendant Corporation changed its name to Avis Budget Group, Inc.; however, within these Notes to Financial Statements, PHH’s former parent company, now known as Avis Budget Group, Inc. (NYSE: CAR) is referred to as “Cendant.” On February 1, 2005, PHH began operating as an independent, publicly traded company pursuant to a spin-off from Cendant (the “Spin-Off”). Prior to the Spin-Off, Cendant sponsored defined contribution savings plans that provided certain eligible employees of the Company an opportunity to accumulate funds for retirement. The Plan was formed effective January 1, 2005 for the Company’s employees who would continue to be the Company’s employees after the Spin-Off. Accordingly, during 2005, the Plan received a transfer of net assets of approximately $200.4 million from the Cendant Corporation Employee Savings Plan representing account balances of the Company’s employees. In addition, the First Fleet Corporation Retirement Plan merged into the Plan as of January 1, 2005. During 2005, the Plan received a transfer of net assets of approximately $1.0 million from the First Fleet Corporation Retirement Plan representing account balances of First Fleet Corporation employees.
During 2005, the Company transferred employees to its joint venture with Realogy Corporation, PHH Home Loans, LLC. Accordingly, in the fourth quarter of 2005, the Plan transferred approximately $44.8 million of net assets from the Plan to the PHH Home Loans, LLC Employee Savings Plan representing account balances of PHH Home Loans, LLC employees.
The following is a summary of certain Plan provisions:
Eligibility — Each regular employee of the Company (as defined in the Plan Document) is eligible to participate in the Plan following the later of commencement of employment or the attainment of age eighteen. Each part-time employee of the Company (as defined in the Plan Document) is eligible to participate in the Plan following the later of one year of eligible service or the age of eighteen.
Participant Contributions — Participants may elect to make pre-tax contributions up to 20% of pre-tax annual compensation up to the statutory maximum of $14,000 for 2005. Certain eligible participants (age 50 and over) are permitted to contribute an additional $4,000 as a catch up contribution, resulting in a total pre-tax contribution of $18,000 for 2005. Participants may change their investment allocations between funds on a daily basis.
Employer Contributions — The Company makes matching contributions to the Plan equal to 100% of each eligible participant’s salary deferral up to 6% of such participant’s eligible compensation per pay period. Participants are eligible for the employer contribution following one year of service (as defined in the Plan Document) provided they are regularly scheduled to work at least 20 hours per week.
Rollovers — All participants, upon commencement of employment, are provided the option of making a rollover contribution into the Plan in accordance with Internal Revenue Service (“IRS”) regulations.
Investments — Participants direct the investment of contributions to various investment options and may reallocate investments among the various funds or change future contributions on a daily basis. The fund reallocation must be in 1% increments and include both employee and employer contributions. Only one reallocation is allowed each day. Participants should refer to each fund’s prospectus for a more complete description of the risks associated with each fund.
Vesting Schedule — At any time, participants are 100% vested in their participant, employer and rollover contributions.
Loan Provision — Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested balance, provided the vested balance is at least $1,000. The loans are secured by the participant’s vested account balance and bear interest at a rate equal to the prime rate plus one percent. Loan repayments are made through payroll deductions over a term not to exceed five years, unless the proceeds of the loan are used to purchase the principal residence of the participant, in which case the term is not to exceed 15 years.
Participant Accounts — A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings, including interest, dividends and net realized and unrealized appreciation in fair value of investments. Each participant’s account is also charged an allocation of net realized and unrealized depreciation in fair value of investments and certain administrative expenses. Allocations are based on participant account balances, as defined in the Plan Document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Payment of Benefits to Participants — Participants are entitled to withdraw all or any portion of their vested accounts in accordance with the terms of the Plan and applicable law. Participants may make full or partial withdrawals of funds in any of their accounts upon attaining age 59 1/2 or for a hardship in certain circumstances (as defined in the Plan Document) before that age. If a terminated participant’s account balance is more than $1,000 but does not exceed $5,000 (excluding any rollover contributions and related earnings thereon), the account balance will automatically be rolled over to a Merrill Lynch Individual Retirement Rollover Account. If a terminated participant’s account balance exceeds $5,000, no distribution will be made unless the participant consents to a distribution. A terminated participant with an account balance of $1,000 or less will automatically receive a lump sum distribution. Amounts to be paid to participants who have elected to withdraw from the Plan, but did not yet receive distributions from the Plan totaled $108,150 at December 31, 2005.

Forfeited Accounts — Forfeited balances of terminated participants’ non-vested accounts may be utilized as employer contributions to satisfy employer contribution requirements. As of December 31, 2005, forfeited account balances related to assets of plans that were transferred into the Plan and amounted to $10,910. In 2005, no forfeited balances were utilized to satisfy employer contribution requirements.
Administrative Expenses — Administrative expenses of the Plan may be paid by the Company at its discretion; otherwise, such expenses are paid by the Plan. During 2005, all administrative expenses recorded by the Plan were loan origination fees and associated expenses charged to applicable participant accounts. All other administrative expenses associated with the Plan were paid by the Company.
2. Summary of Significant Accounting Policies
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Cash and Cash Equivalents — The Plan considers highly liquid investments with an original maturity of three months or less to be cash equivalents.
Valuation of Investments and Income Recognition — The Plan’s investments in PHH Corporation common stock, Cendant Corporation common stock, mutual funds, loans to participants and cash and cash equivalents are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Shares of registered investment companies are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Loans to participants are valued at cost, which approximates fair value. The Plan’s investments in common/collective trusts consists of a fund that invests primarily in guaranteed investment contracts with high quality insurance companies. The Plan’s investment in this common/collective trust is valued at amounts contributed, plus the Plan’s pro-rata share of interest income earned by such fund, less administrative expenses and withdrawals. The value recorded in the Plan’s financial statements for such fund was $29,722,218 at December 31, 2005.
Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The accompanying Statement of Changes in Net Assets Available for Benefits presents net appreciation in fair value of investments, which includes unrealized gains and losses on investments held at December 31, 2005 and realized gains and losses on investments sold during the year then ended.
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the amounts reported and related disclosures. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan invests in various securities including mutual funds, common/collective trusts, PHH Corporation common stock and Cendant Corporation common stock. Investment securities are exposed to various risks, such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that those changes could materially affect the amounts reported in the financial statements.
Payment of Benefits — Benefits to participants are recorded upon distribution.
3. Investments
The following table presents investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31, 2005:

Merrill Lynch Retirement Preservation Trust (1)	$29,722,218
Oppenheimer Capital Appreciation Fund	16,581,081
Pimco Total Return Fund	15,176,334
Davis New York Venture Fund	13,465,570
ING International Value Fund	13,321,741
Harbor Small Cap Value Fund	13,028,184
Merrill Lynch Equity Index Trust XII (1)	12,144,447
Cendant Corporation common stock (1)	10,724,935
Oppenheimer Developing Markets Fund	10,037,162
Allianz OCC Renaissance Fund	9,958,429
MFS Mid Cap Growth Fund	9,743,724

(1)	Permitted party-in-interest transaction (see Note 5, “Exempt Party-in-Interest Transactions”).
During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$6,403,006
Common/collective trusts	186,266
Common stocks (1)	(3,570,879)

$3,018,393

(1)	Permitted party-in-interest transaction (see Note 5, “Exempt Party-in-Interest Transactions”).
4. Federal Income Tax Status
The Plan is governed by a Plan Document which the Plan Administrator believes was drafted to satisfy the applicable provisions of the IRC and is intended to comply with those provisions. Due to recent administrative changes regarding the timing for the application of IRS plan determination letters, the Plan is not yet required to apply for, nor has it received, a determination letter from the IRS. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and may be amended, if necessary, to continue to comply with applicable requirements. Therefore, no provision for income tax has been included in the Plan’s financial statements.

5. Exempt Party-in-Interest Transactions
A portion of the Plan’s investments represent shares in funds managed by the Trustee. These transactions qualify as exempt party-in-interest transactions.
At December 31, 2005, the Plan held 73,957 shares of PHH Corporation common stock with participants’ cost basis of $1,636,657 and 621,735 shares of Cendant Corporation common stock with participants’ cost basis of $9,043,220. During 2005, the Plan earned dividend income of $299,221 from Cendant Corporation common stock. During 2005, the Plan recorded $299,067 and $(3,869,946) of net appreciation (depreciation) in fair value of PHH Corporation common stock and Cendant Corporation common stock, respectively. PHH Corporation is the sponsoring employer of the Plan and Cendant Corporation is the former parent of PHH Corporation. These transactions qualify as exempt party-in-interest transactions.
6. Plan Termination
Although it has not expressed any intention to do so, the Company reserves the right to modify, suspend, amend or terminate the Plan in whole or in part at any time subject to the provisions of ERISA.
7. Subsequent Events
Effective March 1, 2006, the Plan Administrator suspended all further purchases of PHH Corporation Common Stock for investment until the Company filed its Annual Report on Form 10-K for the fiscal year ended on December 31, 2005. Effective November 9, 2006, the Plan Administrator continued its suspension of further purchases of PHH Corporation common stock for investment until the Company files its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006.

Plan Number: 001
EIN: 52-0551284
PHH CORPORATION EMPLOYEE SAVINGS PLAN
FORM 5500, PART IV, SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2005

		Number
		of Shares,
Identity of Issue, Borrower,	Description	Units or		Current
Current Lessor or Similar Party	of Investment	Par Value	Cost (1)	Value
PHH Corporation Common Stock (2)	Common stock	73,957		$2,072,273
Cendant Corporation Common Stock (2)	Common stock	621,735		10,724,935
Merrill Lynch Retirement Preservation Trust (2)	Common/collective trust	29,722,218		29,722,218
Vanguard Explorer Fund	Mutual fund	37,936		2,652,120
The Oakmark Equity and Income Fund	Mutual fund	240,066		5,996,860
Merrill Lynch Equity Index Trust XII (2)	Mutual fund	842,195		12,144,447
Allianz OCC Renaissance Fund	Mutual fund	459,126		9,958,429
Pioneer Mid-Cap Value Fund	Mutual fund	309		7,455
Lord Abbett Bond Debenture Fund	Mutual fund	153,512		1,194,322
Scudder RReef Real Estate Securities Fund	Mutual fund	168,115		3,498,481
ING International Value Fund	Mutual fund	745,481		13,321,741
Goldman Sachs Growth Opportunities Fund	Mutual fund	15		330
Harbor Small Cap Value Fund	Mutual fund	656,994		13,028,184
Oppenheimer Quest Balanced Fund	Mutual fund	133,045		2,376,176
Oppenheimer Capital Appreciation Fund	Mutual fund	377,529		16,581,081
Allianz CCM Capital Appreciation Fund	Mutual fund	165,535		3,204,750
MFS Mid Cap Growth Fund	Mutual fund	1,061,408		9,743,724
Oppenheimer International Growth Fund	Mutual fund	110,500		2,393,433
Pimco Total Return Fund	Mutual fund	1,445,366		15,176,334
Davis New York Venture Fund	Mutual fund	395,233		13,465,570
Oppenheimer Developing Markets Fund	Mutual fund	276,277		10,037,162
MFS Value Fund Class A	Mutual fund	145,953		3,378,816
Massachusetts Investors Growth Stock Fund Class A	Mutual fund	435,349		5,589,877
Loans to participants (3)		6,731,568		6,731,568
Cash and cash equivalents				1,356,906

Total				$194,357,192

(1)	Cost information is not required for participant-directed investments.

(2)	Represents a permitted party-in-interest transaction.

(3)	Maturity dates range principally from January 2006 to December 2020. Interest rates range from 4.5% to 10.5%.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PHH Corporation Employee Savings Plan

By:	/s/ Clair M. Raubenstine

Name:	Clair M. Raubenstine
Title:	Member, Employee Benefits Committee
Date: December 22, 2006